LETTERHEAD
                                   Ober/Kaler
                         Ober, Kaler, Grimes & Shriver
                                Attorneys at Law


                                              February 23, 1996

Scudder International Fund, Inc.
345 Park Place
New York, New York 10154

         Re: Pacific Opportunities Fund

Gentlemen:

     Scudder International Fund, Inc. ("Scudder") is a corporation organized under the laws of the State of Maryland on June 23, 1975, having its principal place of business in New York, New York. Scudder has five authorized series of stock, the International Fund series, the Pacific Opportunities Fund series, the Latin America Fund series, the Greater Europe Growth Fund series, and the Emerging Markets Growth Fund series. The Pacific Opportunities Fund series consists of one hundred million (100,000,000) authorized shares of capital stock, with a par value of One Cent ($0.01) per share.

     We understand that, pursuant to the provisions of Rule 24e-2 under the Investment Company Act of 1940, you are about to file with the Securities and Exchange Commission Post-Effective Amendment No. 47 to Scudder's registration statement on Form N-1 for the purpose of registering an additional 3,827,695 shares of capital stock of Scudder's Pacific Opportunities Fund series (the "Shares") under the Securities Act of 1933, as amended (the "Securities Act"). We further understand that of the 100,000,000 shares in the Pacific Opportunities Fund series, as of October 31, 1995, 24,595,415 shares were outstanding and held by the public and 3,810,474 shares had been issued, redeemed and were being held for reissuance.

     We have examined originals or copies, certified or otherwise identified to our


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Scudder International Fund, Inc.
February 23, 1996

Page 2

satisfaction, of the Charter, By-Laws and records of corporate proceedings of Scudder, and such additional documents, and we have obtained such other certificates, affidavits and advices from officers of Scudder or from public officials, as we have deemed necessary or appropriate for the purpose of this opinion.

     We are of the opinion that Scudder may legally and validly issue and sell the Shares from time to time upon receipt by Scudder of cash consideration for each Share in an amount not less than the net asset value per share of Scudder's Pacific Opportunities Fund series, determined in accordance with the Charter, Bylaws and policies of the Board of Directors. We are further of the opinion that when sold as herein provided, such Shares will be legally issued, fully paid and non-assessable. In rendering the foregoing opinions we have assumed that at no time prior to the date when all of the Shares are issued will the existing corporate authorization to issue the Shares be amended, repealed or revoked or the total number of the issued shares of capital stock of the series exceed 100,000,000.

     We express no opinion as to compliance with the Securities Act, the Investment Company Act of 1940 or the securities laws of any state with respect to the issuance of the Shares.

     We consent to your filing this opinion with the Securities and Exchange Commission in connection with the Post-Effective Amendment No. 47 that you are about to file pursuant to the Securities Act.

                                               Sincerely yours,


                                               /s/Ober, Kaler, Grimes & Shriver